Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
January 25, 2011
Sterlite Industries (India) Limited
Unaudited Consolidated Results for the
Third Quarter and Nine Months ended 31 December 2010
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the third quarter (“Q3”) and nine months ended (“nine month period”) 31 December 2010.
Highlights
Strong Operational Performance
■	Record Zinc — Lead mined metal production at 222,250 tonnes

■	1.5 mtpa mill at silver-rich SK Mine commissioned

■	Second 600 MW unit of 2,400 MW Jharsuguda power plant synchronised

■	Completed acquisition of Skorpion Zinc mine in Namibia
Robust financial performance
■	Revenues up by 24% at Rs. 8,294 crore

■	PBIDT up by 15 % at Rs. 2,456 crore

■	Strong balance sheet with cash and liquid investments of Rs. 20,820 crore
Financial Highlights

(In Rs. crore, except as stated)
	Quarter ended		Change	Nine Months Ended		Change
Particulars	31 December			31 December
	2010	2009	%	2010	2009	%

Net Sales/Income from operations	8,294	6,669	24.4	20,248	17,353	16.4
Profit before interest, depreciation & taxes	2,456	2,141	14.7	6,738	5,307	27.0
Interest	71	150		197	291
Depreciation	249	178		678	525
Taxes	421	276		1,245	765
Profit After Taxes	1,711	1,264	35.4	4,592	3,429	33.9
Minority Interest	508	480		1,269	1,170
Share in Profit/(Loss) of Associate	(102)	(97)		(205)	60
Attributable PAT after exceptional item	1,101	687	60.3	3,118	2,318	34.5
Earnings per Share (EPS) (Rs./share)*	3.3	2.0		9.3	7.0

*	Not Annualised

Sterlite Industries (India) Limited	Page 2 of 7
Results for the third quarter and nine months ended 31 December 2010

Zinc India Business

	Quarter ended		Change	Nine Months Ended		Change
Particulars	31 December			31 December
	2010	2009	%	2010	2009	%

Production (in Kt, except for silver)
Mined Metal*	222	200	11.3	609	575	5.9
Refined Metal*(1)	193	169	14.1	565	480	17.7
Silver (in 000’s Kgs)(2)	42	43		129	125

Financials
Revenue (Rs. Cr)	2,589	2,203	17.6	6,663	5,460	22.0
EBITDA (Rs. Cr)	1,497	1,370	9.3	3,600	3,182	13.1
CoP with Royalty ($/MT)	989	907		994	825
Zinc LME ($/MT)	2,315	2,211		2,116	1,820

*	Zinc and Lead

(Production and Financial data pertain to HZL only)

(1)	Including captive consumption of Lead of 1,746 tonnes in Q3 FY2011 vs. 1,450 tonnes in Q3 FY2010, and 4,558 tonnes in ‘nine months period’ FY2011 vs. 5,707 tonnes in ‘nine months period’ FY2010.

(2)	Including captive consumption of 9,237 Kgs. in Q3 FY2011 vs. 7,410 Kgs. in Q3 FY2010, and 23,982 Kgs. in ‘nine months period’ FY2011 vs. 29,489 Kgs. in ‘nine months period’ FY2010.
Mined metal production in Q3 was a record 222,000 tonnes, 11% higher than the corresponding prior period. Refined zinc production was 20% higher in Q3 at a record 178,000 tonnes. For the nine month period, Zinc metal production was 519,000 tonnes, 21% higher than the corresponding prior period. The 210 ktpa Zinc smelter at Dariba contributed 46,500 tonnes and 119,000 tonnes during Q3 and the nine month period, respectively.
Lead production in Q3 was 14,000 tonnes, compared with 21,000 tonnes in the corresponding prior period. The lead production was lower by 33 % due to a planned maintenance shutdown at the Ausmelt and Pyro smelters. Lead production for the nine month period was 46,000 tonnes compared with 52,000 tonnes during the corresponding prior period.
Silver production during Q3 and nine month period was 42,000 kilograms and 129,000 kilograms, respectively.
Sales in Q3 were augmented by sales of 36,000 and 13,000 dry metric tonnes of surplus zinc and lead concentrate, respectively.
EBITDA for Q3 and nine month period were Rs. 1,497 crore and Rs. 3,600 crore respectively, compared with Rs. 1,370 crore and Rs. 3,182 crore in the corresponding prior periods.
The positive impact of increased volumes, higher LME prices and operational efficiencies were partially offset by higher coal cost and higher stripping costs at mines. As a result of the same, the net Zinc metal costs, without royalty, during the quarter increased 5% to Rs. 35,500 per MT ($792), compared with the corresponding prior quarter.
During Q3 and nine month period, average Zinc LME prices were $ 2,315 per tonne and $ 2,116 per tonne respectively, compared with $ 2,211 per tonne and $ 1,820 per tonne, in the corresponding prior periods. During the Q3 and nine month period, average lead LME prices were
$ 2,390 per tonne and $ 2,124 per tonne compared with $ 2,292 per tonne and $ 1,914 in the corresponding prior period.

Sterlite Industries (India) Limited	Page 3 of 7
Results for the third quarter and nine months ended 31 December 2010

Expansion Projects
The 100 ktpa Lead smelter at Dariba Smelting Complex is expected to be commissioned in Q4 FY2011 which would also accelerate the silver output and we will exit FY 2012 with Silver production capacity of 500 tonnes (16 million oz) making HZL one of the world’s top silver producers.
Zinc Namibia Business
The acquisition of Skorpion Zinc, Namibia was completed in early December 2010. In December 2010, Skorpion produced 13,200 tonnes of refined Zinc and generated an EBITDA of Rs. 62 crore.
Copper Business

Particulars	Quarter ended		Change	Nine Months Ended		Change
	31 December			31 December
	2010	2009	%	2010	2009	%

Production (Kt)
Mined Metal Content	4	4		18	17
Cathodes	79	85	(7.3)	224	255	(12.1)

Financials
Revenue (Rs. Cr)	4,626	3,548	30.4	10,740	9,409	14.1
EBITDA (Rs. Cr)	225	185	20.7	693	505	37.2
Net CoP — cathode (¢/ lb)	1.24	10.37		5.05	10.75
Tc/Rc (¢ / lb)	11.18	14.73		12.13	13.73
LME ($/MT)	8,674	6,667		7,638	5,737

During Q3, copper cathode production at the Tuticorin smelter was 7% lower at 78,990 tonnes due to a temporary shutdown following the High Court order issued at the end of September 2010. Production of copper cathode for the nine month period was 223,823 tonnes compared with 254,669 tonnes in the corresponding prior period primarily due to plant bi- annual shutdown.
Mined metal production at CMT Australia, during Q3 and the nine month period was, was 4,000 tonnes and 18,000 tonnes respectively.
EBITDA for Q3 and nine month period were Rs. 225 crore and Rs. 693 crore respectively, compared with Rs. 185 crore and Rs. 505 crore in the corresponding prior periods.
Net CoP for Q3 and nine month period was 1.24 USc/lb and 5.05 USc/lb, compared with 10.37 USc/lb and 10.75 USc/lb, respectively in the corresponding prior periods. Reduction in net cost is largely on account of improved sulphuric acid realisation and improved operational efficiency.

Sterlite Industries (India) Limited	Page 4 of 7
Results for the third quarter and nine months ended 31 December 2010

Aluminium Business

	Quarter ended		Change	Nine Months Ended		Change
Particulars	31 December			31 December
	2010	2009	%	2010	2009	%

Production (Kt)

Alumina — VAL	147	181		522	558

Aluminium
Balco	65	65	1.1	193	201	(3.7)
VAL	103	65	58.1	277	174	59.4

Financials*
Revenue (Rs. Cr)	802	718	11.8	2,186	1,991	9.8
EBITDA (Rs. Cr)	158	112	41.2	386	362	6.8
CoP ($/MT)	1,795	1,667		1,785	1,500
LME ($/MT)	2,343	2,003		2,176	1,770

*	Financial data pertains to Balco only
Aluminium production, at BALCO, during Q3 and the nine month period, was 65,459 tonnes and 193,367 tonnes respectively. BALCO I CPP continues to sell surplus power and its performance is shown separately in the “Energy” segment.
EBITDA for Q3 and the nine months period were Rs. 158 crore and Rs. 386 crore respectively, compared with Rs. 112 crore and Rs. 362 crore in the corresponding prior periods.
During Q3 and the nine months period, average aluminium LME increased to US$ 2,343 per tonne and US$ 2,176, compared with US$ 2,003 per tonne and US$ 1,770 per tonne in the corresponding prior periods.
CoP in Q3 was Rs. 80,528 per tonne (US$ 1,795 per tonne), compared with Rs. 77,964 per tonne(US$ 1,667 per tonne) in the corresponding prior quarter. The positive impact of higher LME prices and sales volumes was partly offset by increased cost of alumina, coal and carbon.
The Production at alumina plant at Lanjigarh was 147,000 tonnes and 522,000 tonnes during Q3 and the nine month period. The refinery continues to operate with bauxite sourced from BALCO and third parties.
Expansion Project
Construction of the 1,200 MW captive power plant and the 325 ktpa aluminium smelter project at BALCO is progressing well.
Investment in Associate
Losses in VAL in Q3 at Rs. 102 crore were primarily on account of interest and depreciation, which could not be absorbed fully on account of initial production ramp up.

Sterlite Industries (India) Limited	Page 5 of 7
Results for the third quarter and nine months ended 31 December 2010

Energy Business

	Quarter ended		Change	Nine Months		Change
Particulars	31 December			Ended
				31 December
	2010	2009	%	2010	2009	%

Wheeled (Mn units)	454	388	16.9	1,348	1,010	33.4

Financials
Revenue (Rs. Cr)	123	200	(38.4)	505	493	2.5
EBITDA (Rs. Cr)	37	124	(69.9)	250	306	(18.3)
CoP (Rs./unit)	1.82	1.73	5.3	1.76	1.51	16.2
Net Realisation (Rs./unit)	2.72	5.16	(47.4)	3.75	4.88	(23.2)

During Q3 and nine month period, we sold 454 million units and 1,348 million units of power respectively, compared with 388 million units and 1,010 million units in the corresponding prior periods.
Average Power sales realisation during the quarter dropped due to low demand by utility companies and addition in new power generating capacity.
EBITDA for the same period was Rs. 37 crore and Rs. 250 crore respectively, compared with Rs. 124 crore and Rs. 306 crore in the corresponding prior periods.
Expansion Projects
The first unit of the 2,400 MW (4x600 MW) SEL power plant is operational and is in the process of stabilization. The second unit was successfully synchronized in December 2010. During the same period, SEL produced and sold 245 million units of power as part of trial run production.
Work on the 2,640 MW (4x660MW) supercritical power project at Talwandi Sabo is progressing as scheduled. Around 90% of piling work has been completed and foundation work for the boiler is in progress. Erection of boiler structure has commenced and 5 shiploads of material have been received.
During the quarter, the Company decided to add 150MW capacity to its existing wind power generation capacity of 123.2 MW. The Project will be completed in two phases. The first phase of 50MW will be completed by the end of Q4 FY 2011. The second phase of 100 MW will be completed by the end of Q2 FY 2012. Post the expansion, the Company’s wind power generation capacity will increase to 273.2 MW making it the second largest wind power producer in India.
Minority Interest
Minority Interest during the quarter was 29.7% as compared to 36.7% in the corresponding prior quarter due to change in profit mix of the holding Company and profits of BALCO and HZL.

Sterlite Industries (India) Limited	Page 6 of 7
Results for the third quarter and nine months ended 31 December 2010

Cash, Cash Equivalents and liquid investments
Company follows a conservative Investment Policy and invests in high quality Debt instruments in mutual fund and fixed deposit with banks. As at 31 December 2010, the Company had cash and cash equivalents of Rs. 20,820 crore, out of which Rs. 11,303 crore was invested in debt mutual funds and Rs. 9,517 crore was in fixed deposits and balance with Banks.

Sterlite Industries (India) Limited	Page 7 of 7
Results for the third quarter and nine months ended 31 December 2010

For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
About Sterlite Industries
Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia and Namibia. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.